March 2, 2020

Bill J. Hodson
Chief Executive Officer
LiveWire Ergogenics, Inc.
1600 North Kraemer Boulevard
Anaheim, CA 92806

       Re: LiveWire Ergogenics, Inc.
           Draft Offering Statement on Form 1-A
           Submitted February 12, 2020
           CIK 0001421289

Dear Mr. Hodson:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A filed February 12, 2020

Part I. Item 4. Summary Information Regarding the Offering and Other Current or Proposed
Offerings
Summary Information, page 4

1. Disclosure here and on the cover page of the offering circular that you intend this offering to last more than one year is inconsistent with disclosure under "Terms of the Offering" in the plan of distribution section on page 35 of the offering circular that the offering will terminate on the earlier of the date when the sale of all shares is completed or 365 days from the qualification date of your Form 1-A. Please reconcile the disclosures.
Part II. Item 1. Cover Page of Offering Circular, page 1

2. Disclosure that this is a maximum offering of 400,000,000 shares of common stock is inconsistent with disclosure here and under "The Offering" on page 3 and in the plan of distribution section on page 35 of the offering circular that this is an offering of a
 Bill J. Hodson
FirstNameErgogenics, Inc. Hodson
LiveWire LastNameBill J.
Comapany NameLiveWire Ergogenics, Inc.
March 2, 2020
March 2, 2020 Page 2
Page 2
FirstName LastName
         maximum of 200,000,000 shares of common stock on a best efforts, self-underwritten basis. Please reconcile the disclosures, and specify the volume of securities or the number of equity securities being offered. Note that you may not omit the volume of securities or the number of equity securities being offered in reliance on Rule 253(b) of Regulation A.
         See Rule 253(b)(4).
3. It is unclear how you intend to price the offering. We note the disclosure "at a price between $0.01 and $0.02." Note that Rule 251(d)(3)(ii) does not permit at the market offerings under Regulation A. Revise disclosure throughout the offering circular to indicate that the securities being offered will be sold at a fixed price to be determined upon qualification of the Form 1-A.
Financial Statements, page 1

4. We note that this is a Tier 1 offering and that the financial statements have been audited as your selection in Item 4 indicates; however, you have not provide audited financial statements. If your annual financial statements have not been audited, please correct your selection of this indication in Item 4, and revise to label the financial statements as
         "unaudited" pursuant to paragraph (b)(2) of Part F/S in Form 1-A. However, if an audit of your financial statements was obtained for other purposes and that audit was performed in accordance with either U.S. generally accepted auditing standards or the Standards of the
         Public Company Accounting Oversight Board by an auditor that is independent under either the independence standards of the American Institute of Certified Public
         Accountants or Rule 2-01 of Regulation S-X, please be advised that those audited financial statements must be filed in your Form 1-A, and an audit opinion complying with
         Rule 2-02 of Regulation S-X must be filed along with the audited financial statements.
         The auditor may, but need not, be registered with the Public Company Accounting
         Oversight Board. Please refer to Part F/S (b)(2) of Form 1-A.

Exhibit 12.1
Legal Opinion, page 1

5. Revise the first paragraph of the legal opinion to reflect that the offering consists of a maximum of 200,000,000 shares of common stock at a fixed price to be determined upon qualification of the Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of
 Bill J. Hodson
LiveWire Ergogenics, Inc.
March 2, 2020
Page 3

action by the staff.

       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Milissa
Raminpous, Accounting Branch Chief, at (202) 551-3379 at if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at
(202) 551-
3641 with any other questions.



                                                          Sincerely,
FirstName LastNameBill J. Hodson
                                                          Division of
Corporation Finance
Comapany NameLiveWire Ergogenics, Inc.
                                                          Office of
Manufacturing
March 2, 2020 Page 3
cc:       William R. Eilers, Esq.
FirstName LastName